Aldwych Securities LLC
Financial Statement
Pursuant to SEC Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2022

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 *Estimated average burden* hours per response: 12

SEC FILE NUMBER
8-69286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 12/31/2022

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 Seaview Ave
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Miller	917-620-6006	nycpa76@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clifton Larson Allen LLP
(Name – if individual, state last, first, and middle name)

293 Eisenhower Pkwy	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003	655
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Bishop, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aldwych Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Principal

[signature]
Notary Public

Joseph Price
Notary Public, State of Connecticut
My Commission Expires 01/31/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Aldwych Securities, LLC
Stamford, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aldwych Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Aldwych Securities LLC's management. Our responsibility is to express an opinion on Aldwych Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Aldwych Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



CliftonLarsonAllen LLP

We have served as Aldwych Securities LLC's auditor since 2017.

Livingston, New Jersey
March 31, 2023

Aldwych Securities LLC
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	28,521
Prepaid expenses		3,232
Total assets		$31,753
Liabilities & Equity		
Liabilities		
Accounts payable	$	4,500
Total Liabilities		$4,500
Commitments and Contingencies		
Member's Equity	$	27,253
Total Liabilities and Member's equity	$	31,753

The accompanying notes are an integral part of these financial statements.

Aldwych Securities LLC
Notes to Financial Statements
December 31, 2022

1. Organization

Aldwych Securities LLC (the "Company") is a wholly owned subsidiary of Aldwych Capital Partners LLC (the "Parent"). The Company is a limited liability company and was formed under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from such estimates and such differences may be material to the financial statements.

Revenue Recognition

Revenue from Contracts with Customers (Topic 606), requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. No revenue has been recognized in the year ended December 31, 2022

Income Taxes

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate member.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Aldwych Securities LLC
Notes to Financial Statements
December 31, 2022

3.   **Related-Party Transactions**

The Company maintains an administrative services agreement with the Parent and an Affiliate. Pursuant to the agreement, the Parent and the Affiliate provide accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent and Affiliate provide these services, which total $77,690, at no cost to the Company.

4.   **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2022, the Company had net capital of $24,021 which exceeded its required capital by $19,021. The Company's ratio of aggregate indebtedness to net capital was .19 to 1.

The Company operates pursuant to the paragraph (k)(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

5.   **Commitments and Contingencies**

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

6.   **Future Operations**

The Company has experienced recurring losses, and negative operating cash flows throughout the year ended December 31, 2022.

The Company does not have the liquidity required to fund the next twelve months of operations, which raises substantial doubt to continue as a going concern, without additional revenue sources, member capital contributions or debt financing. During the year ended December 31, 2022, member capital contributions totaled $60,181. The financial statements do not reflect any adjustments to reflect a liquidation basis.

The Parent has made a commitment to provide necessary working capital to continue the operations of the Company, when needed.

7. **Subsequent Event**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through March 30, 2023, the date the financial statements were available to be issued and there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.